

Mail Stop 4720

November 28, 2017

Maritza Arizmendi
Executive Vice President and Chief Financial Officer
OFG Bancorp
254 Munoz Rivera Avenue
San Juan, Puerto Rico 00918

      Re: **OFG Bancorp**
                Form 10-K for the Fiscal Year Ended December 31, 2016
                Filed March 10, 2017
                Form 10-Q for the Fiscal Period Ended September 30, 2017
                Filed November 8, 2017
                File No. 001-12647

Dear Ms. Arizmendi:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

10-Q For the Fiscal Period Ended September 30, 2017

General

1. Please tell us how you considered testing your goodwill for impairment in the interim period ended September 30, 2017, given Hurricanes Irma and Maria and the potential impact on the fair value of your reporting units. Refer to the guidance in ASC 350-20-35-30.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Marc Thomas at (202) 551-3452 or me at (202) 551-3321 with any questions.

Sincerely,

/s/ Dave Irving

Dave Irving
Review Accountant
Office of Financial Services